

Mail Stop 3561

September 22, 2016

Via E-mail
Stuart B. Burgdoerfer
Executive Vice President and Chief Financial Officer
L Brands, Inc.
Three Limited Parkway
Columbus OH 43230

      Re: L Brands, Inc.
             Form 8-K Dated August 17, 2016
             Filed August 17, 2016
             File No. 1-08344

Dear Mr. Burgdoerfer:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Report on Form 8-K filed August 17, 2016
Exhibit 99.1   Press Release dated August 17, 2016 announcing earnings for the second quarter 2016.

1. Your presentation of "Adjusted Financial Information" utilizes a non-GAAP income statement to reconcile your non-GAAP measures, which causes your non-GAAP measure to be more prominent than the most directly comparable GAAP measure. Please reconcile without providing a full income statement in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2. In your next earnings release, please provide a more substantive, and concise, discussion of how your non-GAAP measures are useful to investors. Please provide us with your proposed changes in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel, Staff Accountant at (202)551-3813 or Christine Dietz, Assistant Chief Accountant at (202)551-3408 with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining